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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 3 0 2002 WASH, D.C. 180 SECTION

SEC FILE NUMBER
8-27862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle (City) WA (State) 98101-2342 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blaine O'Kelley (206) 628-2882
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

3100 Two Union Square, 601 Union Street Seattle WA 98101-2327
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blaine O'Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of June 30, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Blaine D. O'Kelley
Signature

CFO/Treasurer
Title

Michael S. Newhouse
Notary Public

MICHAEL S. NEWHOUSE
COMMISSION EXPIRES
NOTARY
PUBLIC
5-29-05
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (0) A report on Internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEATTLE-NORTHWEST
SECURITIES CORPORATION

AUDITED STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2002

Main Office
1420 Fifth Avenue, Suite 4300
Seattle, Washington 98101
(206) 628-2882

Portland Office
1000 SW Broadway, Suite 1800
Portland, Oregon 97205
(503) 275-8325

Boise Office
802 West Bannock, Suite 1000
Boise, Idaho 83702
(208) 344-8577

Salt Lake City Office
6955 Union Park Center, Suite 580
Midvale, Utah 84047
(801)255-0424

SEATTLE-NORTHWEST
SECURITIES CORPORATION

AUDITED STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash	$	2,270,841
Receivables:		
Brokers and Dealers		10,739,883
Customers		15,387,897
Non-customers		582,740
Securities Purchased Under Agreements to Resell		159,764,900
Securities Owned		520,135,261
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $ 2,115,491		852,202
Deposits with Clearing Organizations		495,000
Other Assets, Primarily Deposits		689,100
	$	710,917,824

LIABILITIES & SHAREHOLDERS' EQUITY

Bank Loans	$	16,203,521
Securities Sold Under Agreements to Repurchase		334,135,753
Payables to Brokers and Dealers		14,332,542
Payables to Customers and Noncustomers		10,598,198
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased		317,996,934
Accounts Payable		245,965
Accrued Liabilities		4,607,221
Income Taxes Payable		226,878
		698,347,012
Commitments and Contingencies		
Liabilities Subordinated to Claims of General Creditors		1,094,915
Shareholders' Equity		11,475,897
	$	710,917,824

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition—June 30, 2002

1.Organization and Summary of Significant Accounting Policies

Organization – Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of June 30, 2002, the ESOP owned approximately 70% of the Company's stock. Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. These activities are consummated under terms and conditions that are considered to be comparable to other customers. At June 30, 2002, the amount of such non-forgivable shareholder loans included in noncustomer receivables was $228,194.

Receivables from and Payables to Brokers and Dealers – Such amounts principally represent the contract value of securities which have not been received or delivered by settlement date.

Receivables from and Payables to Customers and Noncustomers – Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Securities Inventory – Securities inventory, which includes securities owned and securities sold but not yet purchased, is carried at fair value and includes accrued interest.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions which are collateralized by negotiable securities and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements which are executed with the same counterparty and meet criteria for the right of offset.

Office Furniture, Equipment and Leasehold Improvements – Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on a straight-line basis over the shorter of the term of the office lease or their estimated useful lives.

Income Taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of exisitng assets and liabilities and their respective tax bases. The Company had no significant temporary differences at June 30, 2002.

Financial Instruments – The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearning organizations, bank loans, securities sold under agreements to repurchase, payables to brokers and dealers, accounts payable, accrued liabilities, and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Use of Estimates – The preparation of financial statements in conformity with accounting pricinples generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Bank Loans

In the normal course of business the Company borrows from banks on a demand basis with certain receivables from brokers, dealers and customers unsold municipal securities pledged as collateral. At June 30, 2002, the stated interest rate on these borrowings was 2.4375%.

3. Securities Owned

Securities owned at June 30, 2002 consisted of:

U.S. Government and Federal Agency	$ 469,041,460
State and Municipal	18,068,748
Corporate	33,025,053
	$ 520,135,261

4. Commitments and Contingencies

In the normal course of business the Company enters into when-issued and underwriting commitments. Open commitments at June 30, 2002, which were subsequently settled, had no material effect on the financial condition of the Company.

The aggregate annual rental commitments under all leases, subject to certain escalation charges for the fiscal years ending June 30 are as follows:

2003	$ 628,262
2004	655,048
2005	289,855
Thereafter	514,160
	$ 2,087,325

Rental expense for office space for the fiscal year ended June 30, 2002 was $668,401.

5. ESOP

The Company's ESOP covers all of the Company's employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employees' elective deferrals as well as Company profitabilty. Employees vest in plan contributions over a six-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders' equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers. ESOP compensation expense for the fiscal year ended June 30, 2002 was $736,832.

6. Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies that the Company must redeem and cancel its shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment is made in four annual installments bearing interest at 7%. While redemptions did occur in 2002, the agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. In November 2001, the Company paid cash and issued subordinated notes in order to satisfy redemption obligations of redeeming shareholders. As of June 30, 2002, the Company has subordinated notes outstanding totaling $1,094,915. The notes mature on November 30, 2005, and they are available in computing net capital under the SEC's uniform net capital rule.

7. Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At June 30, 2002, the Company's net capital under these rules was $5,924,049, which exceeded minimum capital requirements by $4,878,832. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At June 30, 2002, the Company's ratio of aggregate indebtedness to net capital was 2.65 to 1.

8. Common Stock Purchase Loans

During 2002 and 2001, the Company issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

9. Other

The Company's audited public statement of financial condition as of June 30, 2002, filed pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C. in Los Angeles.

Independent Auditors' Report

The Shareholders
Seattle-Northwest Securities Corporation:

We have audited the accompanying statement of financial condition of Seattle-Northwest Securities Corporation as of June 30, 2002. This financial statement is the responsibility of the management of Seattle-Northwest Securities Corporation. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG, LLP
Seattle, Washington
July 26, 2002

Departments/Branches

Trading				
Seattle: Municipal	(206) 628-2853	Portland	(503) 275-8325	
Government	(206) 628-2888	Salt Lake City	(801) 255-0603	
Sales				
Seattle: Institutional	(206) 628-2859	Portland	(503) 275-8333	
Retail	(206) 628-5451	Salt Lake City	(801) 255-0424	
Public Finance				
Seattle	(206) 628-2882	Portland	(503) 275-8300	
Boise	(208) 344-8577			
Administration				
Seattle: Cashiering	(206) 628-2892	Accounting	(206) 628-2865	

Member

National Association of Securities Dealers, Securities Investors Protection Corp.